FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Third Quarter Earnings Warning

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Announces Revised Expectations For Fiscal Year 2003; Company Announces Significant Restructuring Initiatives

Jena, Germany, July 2, 2003 –Intershop Communications AG (Nasdaq: ISHP; Prime Standard: ISH1) today announced revised revenue and EBITDA expectations for fiscal year 2003, ending December 31, 2003. Intershop also announced significant restructuring initiatives.

Due to lower than expected second quarter 2003 total revenue of approximately Euro 6 million, Intershop expects to generate fiscal year 2003 revenue in the range of Euro 20 million to 25 million as well as negative EBITDA (earnings before interest, taxes, depreciation and amortization) of approximately Euro 20 million. The company had previously expected total fiscal year 2003 revenue to be slightly lower than last year’s total revenue of Euro 45.1 million and a negative EBITDA of approximately Euro 5 million.

Due to weaker than expected revenue in the first half of 2003 of approximately Euro 12.4 million, lower expectations for the remainder of the fiscal year 2003, and an available cash balance of approximately Euro 3 million as of June 30, 2003, Intershop is implementing several significant restructuring initiatives.

In line with revised revenue expectations for fiscal year 2003, Intershop’s restructuring initiatives include a significant reduction in worldwide headcount of 445 employees as of June 30, 2003. Headcount reductions will impact most areas of the company, with the least impact expected in research and development as the company seeks to preserve its core technological expertise.

To serve the international markets, the company will foster indirect sales through local distributors.

In addition to these initiatives, Intershop continues to explore alternatives to strengthen its cash position. As of June 30, 2003, Intershop expects to record cash, cash equivalents, marketable securities, and restricted cash totaling Euro 10.5 million, as compared to Euro 16.7 million as of March 31, 2003. Intershop anticipates that approximately Euro 5 million in currently restricted cash will become unrestricted in the near future.

Intershop will report complete financial results for the second quarter of 2003 and will provide further details on the restructuring measures on July 31, 2003.

Investor Relations and Press:

Klaus F. Gruendel

T: +49-3641-50-1307

F: +49-3641-50-1002

k.gruendel@intershop.com

www.intershop.de

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating online commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global online commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, general economic conditions, and uncertainty regarding the unlocking of currently restricted cash. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: July 3, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)